CERAGON NETWORKS REPORTS THIRD QUARTER 2010 FINANCIAL RESULTS

Achieves record revenues, higher gross margins and improved operating margin

Paramus, New Jersey, October 25, 2010 – Ceragon Networks Ltd. (NASDAQ: CRNT), the provider of high-capacity, LTE/4G-ready wireless backhaul networks, today reported results for the third quarter which ended September 30, 2010.

Revenues for the third quarter of 2010 reached an all-time high of $62.3 million, up 39% from $44.7 million for the third quarter of 2009 and up 2% from $60.9 million in the second quarter of 2010.

Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the third quarter of 2010 was $4.6 million or $0.13 per basic share and diluted share. Net income in the third quarter of 2009 was $1.1 million, or $0.03 per basic and diluted share.

On a non-GAAP basis, net income for the third quarter of 2010, excluding $843,000 of equity-based compensation expenses, was $5.5 million, or $0.16 per basic share and $0.15 per diluted share. Non-GAAP net income for the third quarter of 2009 was $1.8 million, or $0.05 per basic and diluted share (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the third quarter of 2010 was 36.6%. Gross margin on a non-GAAP basis was 36.7% of revenues.

Cash and cash investments at the end of the quarter were $77.3 million.

“In Q3, we again reported record revenues, higher gross margin and improved operating margin,” said Ira Palti, President and CEO of Ceragon. “With new security procedures now in place, business from India is beginning to return to normal. Our book-to-bill ratio in Q3 was about one and, excluding India, it was higher.  As a result of strong demand throughout the world, we now expect to achieve annual revenue growth toward the upper end of our target range of 30-35% for the full year.”

Supplemental revenue breakouts:

Geographical breakdown, third quarter of 2010:

EMEA:                           23%
North America:             15%
Asia Pacific:                  51%
Latin America:              11%

A conference call will follow, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (800) 230-1092, or international (612) 234-9960 at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0   selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701 or (International) (320) 365-3844, Access Code: 173717.

A replay of both the call and the webcast will be available through November 25, 2010.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G-ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 200 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™ and EncryptAir™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

Ceragon Reports Third Quarter 2010 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30		Nine months ended September 30,
	2010	2009	2010	2009

Revenues	$62,293	$44,715	$182,869	$130,863
Cost of revenues	39,514	30,269	118,245	87,655

Gross profit	22,779	14,446	64,624	43,208

Operating expenses:
Research and development	6,191	4,378	18,383	13,475
Selling and marketing	9,397	6,767	27,538	21,576
General and administrative	2,940	2,625	8,716	7,702

Total operating expenses	$18,528	$13,770	$54,637	$42,753

Operating profit	4,251	676	9,987	455
Financial income, net	621	446	1,131	1,268

Income before taxes	4,872	1,122	11,118	1,723

Taxes on income	249	43	874	196

Net income	$4,623	$1,079	$10,244	$1,527

Basic net earnings per share	$0.13	$0.03	$0.29	$0.04

Diluted net earnings per share	$0.13	$0.03	$0.28	$0.04

Weighted average number of shares used in computing basic net earnings per share	34,933,437	34,178,001	34,769,657	34,407,042

Weighted average number of shares used in computing diluted net earnings per share	36,233,612	35,542,326	36,440,599	35,278,880

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Ceragon Reports Third Quarter 2010 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
 (Unaudited)

	September 30, 2010	December 31, 2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,546	$38,339
Short-term bank deposits	18,652	30,183
Marketable securities	13,701	16,724
Trade receivables, net	69,417	68,452
Deferred taxes	2,836	3,462
Other accounts receivable and prepaid expenses	8,282	7,492
Inventories	61,850	65,925

Total current assets	194,284	230,577

LONG-TERM INVESTMENTS:
Long-term bank deposits	9,269	10,824
Long-term marketable securities	16,118	2,250
Severance pay funds	5,598	4,971

Total long-term investments	30,985	18,045

OTHER ASSETS
Deferred taxes	9,896	8,942
Goodwill	1,093	-

Total other assets	10,989	$8,942

PROPERTY AND EQUIPMENT, NET	15,255	11,809

Total assets	$251,513	$269,373

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,499	$52,898
Deferred revenues	12,759	18,548
Other accounts payable and accrued expenses	10,975	9,847

Total current liabilities	46,233	81,293

ACCRUED SEVERANCE PAY	8,074	7,174
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	94	92
Additional paid-in capital	297,700	291,736
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive income	190	100
Accumulated deficits	(80,687)	(90,931)

Total shareholders' equity	197,206	180,906

Total liabilities and shareholders' equity	$251,513	$269,373

Ceragon Reports Third Quarter 2010 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash flow from operating activities:
Net income	$4,623	$1,079	$10,244	$1,527
Adjustments to reconcile net income to net cash provided (used in) operating activities:

Depreciation	1,213	852	3,391	2,323
Stock-based compensation expense	843	696	2,666	2,290
Decrease (increase) in trade and other receivables, net	(12,603)	(5,348)	(1,485)	15,889
Decrease (increase) in inventory	6,727	(8,002)	4,075	(10,057)
Increase (decrease) in trade payables and accrued liabilities	(10,422)	7,378	(28,407)	(5,330)
Increase (decrease) in deferred revenues	(5,047)	7,932	(5,789)	8,097
Decrease (increase) in deferred tax asset	4	-	(355)	-
Other adjustments	(501)	(183)	35	(416)
Net cash provided by (used in) operating activities	$(15,163)	$4,404	$(15,625)	$14,323

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,244)	(1,323)	(7,715)	(5,097)
Payment for acquisition of Elxys *)	(1,232)		(1,232)
Investment in short and long-term bank deposit	(750)	(8,840)	(11,782)	(27,795)
Proceeds from short and long-term bank deposits	5,420	6,334	25,100	26,893
Investment in held-to-maturity marketable securities	-	-	(18,339)	(1,500)
Proceeds from maturities of held-to-maturity marketable securities	3,000	-	7,500	11,754
Net cash provided by (used in) investing activities	$4,194	$(3,829)	$(6,468)	$4,255

Cash flow from financing activities:
Proceeds from exercise of options	284	569	3,300	784
Purchase of treasury shares at cost	-	-	-	(8,040)
Net cash provided by (used in) financing activities	$284	$569	$3,300	$(7,256)

Increase (decrease) in cash and cash equivalents	$(10,685)	$1,144	$(18,793)	$11,322

Cash and cash equivalents at the beginning of the period	30,231	38,402	38,339	28,224
Cash and cash equivalents at the end of the period	$19,546	$39,546	$19,546	$39,546

*) Excluding cash and cash equivalents

Ceragon Reports Third Quarter 2010 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,
	2010			2009
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$62,293		$62,293	$44,715
Cost of revenues	39,514	94	39,420	30,207

Gross profit	22,779		22,873	14,508

Operating expenses:
Research and development	6,191	193	5,998	4,230
Selling and marketing	9,397	324	9,073	6,526
General and administrative	2,940	232	2,708	2,380

Total operating expenses	18,528		17,779	13,136

Operating profit	4,251		5,094	1,372
Financial income, net	621		621	446

Income before taxes	4,872		5,715	1,818

Taxes on income	249		249	43

Net income	$4,623		$5,466	$1,775

Basic net earnings per share	$0.13		$0.16	$0.05

Diluted net earnings per share	$0.13		$0.15	$0.05

Weighted average number of shares used in computing basic net earnings per share	34,933,437		34,933,437	34,178,001

Weighted average number of shares used in computing diluted net earnings per share	36,233,612		36,233,612	35,542,326

Total adjustments		843

(*) Adjustments related to equity based compensation expenses according to SFAS
123 (R)

Ceragon Reports Third Quarter 2010 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30,
	2010				2009
	GAAP (as reported)	Adjustments(*)		Non-GAAP	Non-GAAP

Revenues	$182,869			$182,869	$130,863
Cost of revenues	118,245	(	*)232	118,013	87,469

Gross profit	64,624			64,856	43,394

Operating expenses:
Research and development	18,383	(	*)553	16,680	13,002
		(	**)1,150
Selling and marketing	27,538	(	*)938	26,600	20,707
General and administrative	8,716	(	*)943	7,773	6,940

Total operating expenses	54,637			51,053	40,649

Operating profit	9,987			13,803	2,745
Financial income, net	1,131			1,131	1,268

Income before taxes	11,118			14,934	4,013

Taxes on income	874			874	196

Net Income	$10,244			$14,060	$3,817

Basic net earnings per share	$0.29			$0.40	$0.11

Diluted net earnings per share	$0.28			$0.39	$0.11

Weighted average number of shares used in computing basic net earnings per share	34,769,657			34,769,657	34,407,042

Weighted average number of shares used in computing diluted net earnings per share	36,440,599			36,440,599	35,278,880

Total adjustments		3,816

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)
(**) Adjustment related to purchase of technology for further development

Ceragon Reports Third Quarter 2010 Results

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com